Exhibit 99.1

James Hardie Industries plc Level 3, 22 Pitt Street Sydney NSW 2000 Australia
Thursday 5 May 2016	T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935
The Manager ASX Market Announcements ASX 20 Bridge Street Sydney NSW 2000	Sydney NSW 2001 Australia

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 4th Quarter FY16 results on Thursday 19th May 2016.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	10.00am (AEST)

Dial in:	+61 2 9007 3187

Participant Passcode:	626036

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719